UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED

PURSUANT TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Addus HomeCare Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

006739106

(CUSIP number)

November 4, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 006739106
1	Name of reporting persons W. Andrew Wright, III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 772,589
	6	Shared voting power 111,608 (2)
	7	Sole dispositive power 772,589
	8	Shared dispositive power 111,608 (2)
9	Aggregate amount beneficially owned by each reporting person 884,197(1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 8.4%(1)
12	Type of reporting person (see instructions) IN

(1)	The percent ownership calculated is based upon an aggregate of 10,499,250 shares outstanding as of November 4, 2009.
(2)	Mr. Wright disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that he is the beneficial owner of the shares for purposes of Section 13 or for any other purpose.

Page 2 of 4 Pages

CUSIP No. 006739106

Item 1	(a).	Name of Issuer:

Addus HomeCare Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2401 South Plum Grove Road, Palatine, IL 60067

Item 2	(a).	Name of Person Filing:

W. Andrew Wright, III

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2401 South Plum Grove Road Palatine, IL 60067

Item 2	(c).	Citizenship:

W. Andrew Wright, III is a citizen of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

006739106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

884,197

	(b)	Percent of Class:

8.4%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

772,589

(ii) shared power to vote or to direct the vote:

111,608*

(iii) sole power to dispose or to direct the disposition of:

772,589

(iv) shared power to dispose or to direct the disposition of:

111,608*

*	Mr. Wright disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that he is the beneficial owner of these shares for purposes of Section 13 or for any other purpose.

Page 3 of 4 Pages

CUSIP No. 006739106

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

111,608 shares are held by Mr. Wright as trustee for certain trusts. The beneficiaries of such trusts have the right to receive the proceeds from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 27, 2010

/s/ W. Andrew Wright, III
W. Andrew Wright, III

Page 4 of 4 Pages